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SEC FILE NUMBER
1-12474

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Torch Energy Royalty Trust

Full Name of Registrant
N/A

Former Name if Applicable
1100 North Market Street

Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19890

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Background
     The Torch Energy Royalty Trust (the “Trust”) was formed effective October 1, 1993, pursuant to a trust agreement (the “Trust Agreement”) among Wilmington Trust Company, not in its individual capacity but solely as trustee of the Trust (the “Trustee”), Torch Royalty Company (“TRC”) and Velasco Gas Company, Ltd. (“Velasco”) as owners of certain oil and gas properties and Torch Energy Advisors Incorporated (“Torch”) as grantor. TRC and Velasco created net profits interests (“Net Profits Interests”) and conveyed such interests to Torch. Torch conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 8,600,000 units of beneficial interest in the Trust (“Units”). The sole purpose of the Trust is to hold the Net Profits Interests, to receive payments from TRC and Velasco, and to make payments to Unitholders. The Trust does not conduct any business activity and has no officers, directors or employees. The Trust relies on third party service providers to perform administrative services for the Trust. Prior to April 1, 2008, Torch provided accounting, bookkeeping, informational and other services to the Trust related to the Net Profits Interests pursuant to an administrative services agreement effective October 1, 1993 (“Administrative Services Agreement”) and an oral arrangement after termination of the Administrative Services Agreement on January 29, 2008.
     As previously disclosed by the Trust in its Current Report on Form 8-K dated January 28, 2008, after the close of business on Friday, January 25, 2008, the Trustee received a notice of a demand (the “Demand Notice”) for arbitration before JAMS from TRC, Torch E&P Company and Constellation Energy Partners LLC (collectively the “Working Interest Owners”). The working interests are each burdened by the Net Profits Interests contained in three net overriding royalty conveyances (the “Conveyances”). The Working Interest Owners seek a declaratory judgment that under the Conveyances the mechanisms contained in the Oil and Gas Purchase Contract dated as of October 1, 1993, by and between Torch Energy Marketing, Inc., TRC and Velasco (the “Purchase Contract”) (including the sharing price and minimum price mechanisms) should continue to be utilized for calculating the quarterly Net Profits Interests payments following termination of the Trust.
     On January 29, 2008 (the “Termination Date”), holders of more than 66 2/3% of the outstanding Units affirmatively voted for a proposal to terminate the Trust in accordance with the terms and provisions of the Trust Agreement. The Purchase Contract and the Administrative Services Agreement terminated upon the termination of the Trust.
     On February 21, 2008, the Trustee, not in its individual capacity but solely as Trustee of the Trust, filed a response to the Demand Notice and filed a response and counterclaim on April 25, 2008 to the claimants amended demand notice of April 16, 2008 (collectively, the “Responses”). As stated in the Responses, the Trustee, upon further legal analysis of the Purchase Contract and the Conveyance documents, has concluded that the sharing price mechanism of the Purchase Contract (which determined the calculation of the Net Profits Interests prior to the termination of the Purchase Contract) did not survive the termination of the Purchase Contract or the termination of the Trust. On April 11, 2008, Trust Venture Company, LLC (“Trust Venture”), which owns the majority of Units in the Trust, submitted an unopposed request to intervene in the arbitration and is now a party to the arbitration. Trust Venture agrees with the Trustee, and has taken the position in the arbitration, that the sharing price mechanism of the Purchase Contract did not survive the termination of the Purchase Contract or the termination of the Trust. The hearing on the merits in the arbitration is scheduled to commence on June 16, 2008, with a decision expected to be rendered by the arbitral tribunal within 30 days of the parties’ submission of final briefs following the hearing. There can be no assurance as to the outcome or result of an arbitration or the effect that the demand for arbitration may have on the Trust or the Units, including the market value thereof.

     The Trust has previously disclosed information concerning its inability to timely file its Annual Report on Form 10-K for the fiscal year ending December 31, 2007 (the “Annual Report”), the termination of the Trust, the pending arbitration and other information regarding the Trust on its Form 12b-25 dated April 1, 2008 and on its Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 7, 2008, February 22, 2008, February 11, 2008, January 31, 2008, January 28, 2008, January 25, 2008 and December 21, 2007 and on Schedule 14C filed with the SEC on January 7, 2008 (Definitive Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934). The Unitholders are urged to read the above mentioned and all other filings by the Trust with the SEC carefully and in their entirety.
Reasons for the Inability to Timely File the Trust’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008
     The Trust is unable to file timely its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 (the “Quarterly Report”) for the following reasons:
•	As previously disclosed and noted above, the Trust intends to provide disclosure in the Annual Report and in the Quarterly Report concerning the reserves of the Trust in a manner that does not apply the sharing price and minimum price mechanisms of the Purchase Contract. The Trust intends to not apply the sharing price and minimum price mechanisms for calculating the quarterly Net Profits Interests payments and in its financial statements after the Termination Date of the Trust for the entire winding up and liquidation period of the Trust.

•	The Trustee is currently in discussions with one or more third parties to provide administrative services to the Trust during the winding up and liquidation period of the Trust and anticipates that the Trust will announce the new administrative service provider shortly. The Trustee intends to work diligently with the new administrative service provider to obtain all required financial information and complete the financial statements and put into place the closing and reporting financial processes required for the Trust during the winding up and liquidation period of the Trust.

•	The Trustee has engaged a third-party to complete a review and joint interest audit of certain operating costs that the Working Interest Owners and Torch have approved and included in calculating the quarterly Net Profits Interests payments paid to the Trust. Such review and audit is ongoing and has not been completed as of this time. No assurances may be given about the outcome of this or any other future review and audit of the operating costs that the Working Interest Owners and Torch have previously approved.
As a result of the foregoing, the Trustee’s ability to obtain reliable information required to prepare and file the Annual Report and the Quarterly Report on a timely basis has been adversely affected.
Despite best efforts by the Trust, the reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristin L. Moore	(302)	636-6016
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Annual Report on Form 10-K for the fiscal year ended December 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pursuant to Section 3.07 of the Trust Agreement of the Trust, the Trustee established a cash reserve as of March 10, 2008 of $1,032,000 that the Trust could draw on after that date for the payment of contingent or uncertain liabilities associated with the winding up and liquidation period of the Trust and the pending arbitration. The Trust intends to not apply the sharing price and minimum price mechanisms for calculating the quarterly Net Profits Interests payments and in its financial statements after the Termination Date of the Trust for the entire winding up and liquidation period of the Trust. For additional information regarding this issue and the arbitration see Part III Narrative above. The Unitholders are urged to read the Trust’s SEC filings referenced in Part III Narrative above and all other filings by the Trust with the SEC carefully and in their entirety.

Torch Energy Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2008	By	/s/ Bruce L. Bisson

Bruce L. Bisson, Vice President

(The Trust has no employees, directors or executive officers.)